Exhibit 21.1

As of December 31, 2011, the Company had the following active subsidiaries:

Wholly-owned subsidiaries of Comprehensive Care Corporation:	State of Incorporation

Comprehensive Behavioral Care, Inc.	Nevada
Core Corporate Consulting Group, Inc.	Delaware
Comprehensive Care Benefits, Inc.	Nevada

Wholly-owned subsidiaries of Comprehensive Behavioral Care, Inc.:

Comprehensive Care Integration, Inc.	Delaware
Comprehensive Behavioral Care of Connecticut, Inc.	Florida
Healthcare Management Services, Inc.	Michigan
CompCare of Pennsylvania, Inc.	Nevada
CompCare de Puerto Rico, Inc.	Puerto Rico
CompCare IPA, Inc.	New York

Affiliates sponsored by Comprehensive Behavioral Care, Inc.:

Comprehensive Provider Networks of Texas, Inc.	Texas